DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 The following description of the common stock of Apyx Medical Corporation (referred to as “the Company”, “we”, “us” and “our” unless specified otherwise) is based upon relevant provisions of the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company’s Bylaws (the “Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Certificate of Incorporation, which is incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 3, 2017, and Bylaws, which is incorporated by reference to the Company’s Annual Report on Form 10-K/A filed on March 31, 2011. Authorized Capital Stock The Company is authorized to issue up to 85,000,000 shares of capital stock, consisting of 75,000,000 share of Common Stock, with a par value of $0.001 per share (the “Common Stock”), and 10,000,000 shares of “blank check” Preferred Stock with a par value of $0.001 per share. Description of Common Stock Voting Rights. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of directors, to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon. Except as may otherwise be provided in the Bylaws or in the Certificate of Incorporation, the members of our board of directors shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders of shares, present in person or by proxy, entitled to vote in the election. Any resolution in writing, signed by all of the shareholders entitled to vote thereon, shall be and constitute action by such shareholders to the effect therein expressed, with the same force and effect as if the same had been duly passed by unanimous vote at a duly called meeting of shareholders. Dividends. Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as our board of directors may determine. Liquidation. In the event of our liquidation, dissolution, or winding up, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. Preemptive and Redemption Rights. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption with respect to such shares.